UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 June 2016

Release Number	14/16

BHP BILLITON PROVIDES AN UPDATE ON ITS COAL BUSINESS

BHP Billiton today outlined the path for its Coal business to improve returns by unlocking productivity, reducing costs and releasing latent capacity.

President Operations Minerals Australia, Mike Henry, told investors at a Coal briefing that the Company saw significant opportunity to further increase the competitiveness of its coal operations – both in terms of costs and volumes.

“Rather than waiting for higher prices, we have been deliberate in shaping a quality, focused portfolio that allows us to deliver value in challenging market conditions and positions us well for an expected longer-term improvement in coal market fundamentals,” Mr Henry said.

BHP Billiton’s Coal business has delivered over US$3 billion of productivity gains since 2012 and is targeting another US$600 million by the end of the 2017 financial year.

“While cost compression has been evident across the industry, we continue to work hard under our new operating model to improve our performance,” Mr Henry said.

“Even in today’s difficult environment, all of our operations remain cash positive.”

BHP Billiton can also grow its Coal business by releasing low-cost, latent capacity as well as by exercising high quality growth options if market conditions call for it.

The Group’s strong position in coal will be further supported by improving market dynamics.

“The developing world needs steel, steel needs coking coal, and we have the strongest resource position in the seaborne market,” Mr Henry said.

“Against the backdrop of greater uncertainty in the outlook for thermal coal, we are confident that base demand in emerging economies will remain resilient for decades to come and our higher quality coals position us well in an increasingly carbon constrained world.”

1

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BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
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Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
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2

Caval Ridge
bhpbilliton
Coal: The path to improve returns
21 June 2016
Mike Henry
President Operations, Minerals Australia

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise: all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries is shown on a 100 per cent basis and data from equity accounted investments and other operations is shown on a proportionate consolidation basis. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP Billiton.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Mike Henry, President Operations, Minerals Australia
21 June 2016
2
bhpbilliton

Statement of Coal Reserves

Coal Reserves

The information on slide 10 of this presentation that relates to Coal Reserves has been sourced from Wood Mackenzie. BHP Billiton's estimates of its Coal Reserves are shown below.

BHP Billiton Marketable Coal Reserves are compiled by J Field (MAusIMM). J Field is a full time employee of BHP Billiton, has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This is based on Marketable Coal Reserve information in the BHP Billiton 2015 Annual Report for all assets. All reports can be found at www.bhpbilliton.com.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Marketable Coal Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

Coal Reserve classifications (100% basis) for each province, where relevant, are contained in Table 1.

Table 1 – BHP Billiton FY15 Marketable Reserves

Province	Proved (Mt)	Probable (Mt)	Total (Mt)	BHP Billiton interest (%)[1]
Metallurgical coal				
CQCA JV & Gregory JV	1,315	971	2,287	50
BHP Billiton Mitsui	94	50	144	80
Indonesia[2]	4.6	0.1	4.7	75
Energy coal				
Australia	409	376	785	100
Colombia	543	90	633	33.3
New Mexico[3]	15	-	15	100

1. Weighted average equity interest.
2. Sales agreement entered into following strategic review.
3. New Mexico excludes the Navajo Mine which was sold on 30 December 2013. The sale of the San Juan Mine was completed on 31 January 2016.

Mike Henry, President Operations, Minerals Australia
21 June 2016
3
bhpbilliton

The path to improve returns
• Safe and reliable operations provide the platform for success
• Longer-term coal market outlook remains positive
• We continue to optimise our simple portfolio of high-quality assets
• We will unlock further productivity, reduce costs and release latent capacity
Mike Henry, President Operations, Minerals Australia
21 June 2016
4
bhpbilliton

Experienced team enabled by new Operating Model
• Our new Operating Model supports improved returns
• enhanced focus on safety, volume and cost
• lower overheads and more effective functional support
• accelerated replication of best practice
• global centres of excellence for Maintenance, Projects and Geoscience
• Deep operating experience across the leadership team
• average industry experience of 23 years
• operating experience across 6 continents and 13 commodities
Minerals Australia Leadership Team
Vice President
Planning & Technical
David Ruddell
24 years
Asset President
BMA
Rag Udd
19 years
Vice President
HSE
Hannes van Rensburg
28 years
Asset President
Nickel West
Eddy Haegel
25 years
Asset President
WAIO
Edgar Basto
20 years
Asset President
Olympic Dam
Jacqui McGill
28 years
Vice President
Projects
Matthew Furrer
25 years
Asset President
BMC, NSWEC, IndoMet
James Palmer
19 years
Vice President
Improvement
Rob Telford
23 years
President Operations
Minerals Australia
Mike Henry
26 years
Vice President
Maintenance
Brandon Craig
21 years
Global Functions g Human Resources Finance Risk and Legal Technology Marketing and Supply Corporate Affairs Global Centres of Excellence
Mike Henry, President Operations, Minerals Australia
21 June 2016 5 bhpbilliton

Safe and sustainable operations
• ~50% improvement in TRIF since June 20151,2
• focused on the elimination of fatalities and serious incidents
• Replication of the Field Leadership Program from Western Australia Iron Ore in FY16 is supporting a safer business
• strengthened safety engagement with our employees
• improved control verification
• better incident reporting and reviews
Improving our safety performance
(TRIF per million hours worked1, operated coal assets)
8
7
6
5
4
3
June 2013 June 2014 June 2015
12 month moving average 3 month moving average
1. Total recordable injury frequency (TRIF) for operated coal assets. Excludes assets demerged with South32 from March 2015 and San Juan Coal from January 2016.
2. Reflects improvement in 3 month moving average TRIF.
Mike Henry, President Operations, Minerals Australia
21 June 2016 6 bhpbilliton

Metallurgical coal outlook supported by growing demand for high-quality product
Short-term
• Cost curve has flattened
• Lower prices are leading to closures and reduced investment
Long-term
• The world continues to require steel and metallurgical coal is essential for pig iron production
• China will continue to import seaborne metallurgical coal
• demand supported by coastal market access and requirement for consistent, quality product in larger blast furnaces
• commitment to rationalise domestic supply remains a risk
• Scarcity of high-quality resources and demand growth in emerging economies underpins robust outlook
• particularly in India where we expect strong steel production growth
Seaborne metallurgical coal supply and demand
(Bt)
Supply opportunity
2015 2020e 2025e 2030e 2035e
Existing supply1 Demand range Demand
Gap to close in emerging market steel stock
(finished steel per capita, t)
15
10
5
0
2000 2015 2020e 2025e 2030e 2035e
Emerging Asia2 China US Europe
Source: Wood Mackenzie; Worldsteel; BHP Billiton analysis.
1. Includes productivity improvements.
2. Emerging Asia includes India and countries in South Asia and North Asia, excluding China, Japan and South Korea.
Mike Henry, President Operations, Minerals Australia
21 June 2016 7 bhpbilliton

Energy coal will remain an important part of the global energy complex
Short-term
• Markets are expected to remain oversupplied in the near term
– China’s demand for imports is likely to fall further as domestic overcapacity persists
Long-term
• Absolute demand expected to increase by 10-15% by the mid-2020s, despite a declining share in the global electricity generation fuel mix
• India and South East Asia have 26% of the world’s population, but account for only 13% of global electricity generation – low-cost energy coal is expected to be a preferred fuel source
• China consumes >50% of the world’s energy coal and while its total long-term demand for energy coal is expected to increase, its demand for seaborne coal is likely to decline
Additional seaborne supply required to meet expected demand
(Bt)
Global Accord scenario shock event Supply opportunity
2015 2020e 2025e 2030e 2035e
Existing supply1 Demand range Demand
Global electricity fuel mix2
(PWh) (coal share, %)
50 50
25 25
0 0
2013 2020e 2030e 2035e
Coal Oil and gas
Nuclear Hydro
Other Coal share
Energy coal use in electricity2
(PWh)
15
10
5
0
2013 2020e 2030e 2035e
India China RoW
Other non-OECD Asia
Source: Wood Mackenzie; IEA; BHP Billiton analysis.
1. Includes productivity improvements.
2. Based on IEA data from WEO2015_AnnexA © OECD/IEA, www.iea.org/statistics. Licence: www.iea.org/t&c; as modified by BHP Billiton.
Mike Henry, President Operations, Minerals Australia
21 June 2016 8 bhpbilliton

Our portfolio is resilient in a 2oC world
• Warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable
• We believe the world must pursue the twin objectives of limiting climate change and providing access to affordable energy
• we do not prioritise one of these over the other – both are essential
• Our diverse portfolio is resilient in both an orderly and a rapid transition to a 2oC world1
• metallurgical coal is essential for pig iron production, with more stringent regulations to reduce emissions likely to increase VIU2 for quality metallurgical coal
• base demand for energy coal is resilient in emerging economies given its cost competitiveness against other fuel types, with demand for higher-quality product expected to increase in a carbon constrained world
Long-term commodity demand range in a 2oC world
140
120
100 Long-term demand in the central case
80
60
Energy coal Metallurgical coal Oil Henry Hub gas Copper Iron ore Potash Uranium
Long-term demand range across Global Accord1 scenario and shock event (relative to long-term demand in central case)
2014 actual demand (relative to long-term demand in central case)
1. Our Global Accord scenario reflects a global outcome whereby the long-term goal of holding the increase in global average temperature to below 2oC above pre-industrial levels is met.
2. Value-in-use (VIU).
Mike Henry, President Operations, Minerals Australia
21 June 2016 9 bhpbilliton

A simple portfolio of large, long-life assets
Scale Resource quality Stable geo-political environment Cost position Logistics
Metallurgical coal portfolio
(coke strength after reaction, %)
80
BHP Billiton
50
Note: Bubble size represents 2016 production
20
<1,000
(Marketable Reserves1, Mt)
2016 seaborne metallurgical coal C1 cash cost curve2
(US$/t)
200
100
BHP Billiton
0
0 25 50 75 100
(cumulative production, %)
Energy coal portfolio
(net calorific value, kcal/kg)
8,000
BHP Billiton
5,000
Note: Bubble size represents 2016 production
2,000
<1,000
(Marketable Reserves1, Mt)
2016 seaborne export thermal coal C1 cash cost curve2
(US$/t)
100
50 BHP Billiton
0
0 25 50 75 100
(cumulative production, %)
Source: Wood Mackenzie.
1. Marketable Reserves for all companies including BHP Billiton have been sourced from Wood Mackenzie and are shown on a 100% basis. A breakdown of BHP Billiton’s estimates of its Marketable Coal Reserves is shown on slide 3.
2. Based on equity share of production. Thermal coal cost curve is energy adjusted to 6,063 kcal/kg (NAR).
Mike Henry, President Operations, Minerals Australia
21 June 2016 10 bhpbilliton

We continue to simplify our portfolio
• We have created a concentrated portfolio of tier 1 assets that retain significant growth optionality
• Illawarra Coal and South Africa Energy Coal demerged with South32
• sale agreement entered into for IndoMet Coal
• sale of San Juan Mine completed and transition of Navajo Coal to NTEC1 on track for end-CY16
• Our response to the economics of individual operations has been disciplined
• closure of Crinum operations prior to development of high-cost final longwall panel
• suspension of high-cost, loss-making capacity at Norwich Park and Gregory
– reduction of higher-cost production at NSW Energy Coal
– outsourcing of drill, blast and pre-strip operations at Blackwater and pursuit of fit for purpose enterprise agreement
• We will continue to pursue further optimisation of our portfolio
New Mexico Coal
IndoMet Coal
Cerrejón Coal
South Africa Energy Coal
Queensland Coal
NSW Energy Coal
Illawarra Coal
Energy coal Metallurgical coal Demerged/sold assets
Note: Bubble size indicative of FY15 production/capacity.
1. Navajo Transitional Energy Company (NTEC).
Mike Henry, President Operations, Minerals Australia
21 June 2016 11 bhpbilliton

Continued improvements in productivity…
Delivered >US$3 billion in productivity gains since FY121
additional ~US$600 million expected by end-FY17
Most operations will have the bottleneck at the wash plant by end-FY17 targeting wash plant utilisation of 8,000 hours by FY19
improvement driven by a focus on maintenance strategies and reducing non-coal delays
Focus on achieving truck utilisation of 6,500 hours by FY202
Daunia’s ultra-class fleet is achieving ~6,000 hours – the best across BHP Billiton’s ultra class fleet improvement driven by improved shift change processes, pit stop servicing, and upgraded dispatch and reporting systems
We expect to deliver a 5 Mt (8%) increase in volumes3 from FY15 to FY18
Wash plant and truck productivity2
(availability, %)
100
90
80
FY13 FY14 FY15 FY16e FY17e
Wash plant (bottleneck)
Ultra-class trucks
(operating hours per annum)
8,760
6,130
3,500
FY13 FY14 FY15 FY16eFY17e
Target May 2016
Target May 2016
Increasing availability through ‘pit-stop’ maintenance
(ultra-class truck service duration, hours)
15
10
Upside potential
5
0
Previous
Improvement
Pit-stop service
All Coal (current average)4
Daunia
1. FY15 relative to FY12.
2. Truck hours exclude queue time. Target represents wash plant availability of 96% and 8,000 operating hours, and truck availability of 88% and 6,500 operating hours.
3. Includes Queensland Coal and NSW Energy Coal.
4. Average over FY15 and FY16 YTD.
Mike Henry, President Operations, Minerals Australia
21 June 2016 12 bhpbilliton

…is sustainably lowering costs…
Absolute cash costs ~25% below FY121 despite higher volumes
56% reduction in unit costs at Queensland Coal
29% reduction in unit costs at NSW Energy Coal
Further 16% reduction in absolute costs anticipated by FY172 unit costs down 20% to US$52/t3 at Queensland Coal
unit costs down 9% to US$38/t3 at NSW Energy Coal
At NSW Energy Coal, geological constraints (monocline transition) will increase waste stripping, haulage distances and unit costs post FY17 studies underway to assess mitigating options
Recovery in FY17 EBITDA margins despite lower expected prices
All operations remain cash flow positive
Queensland Coal
(unit cash costs3, US$/t)
150
60
40
FY12 FY15 FY16e FY17e
Unit cash costs
(EBITDA margin4, %) (price index, FY12=100)
30 100
15 50
0 0
FY12 FY15 FY16e FY17e
EBITDA margin
HCC consensus price
NSW Energy Coal
(unit cash costs3, US$/t)
60
45
30
FY12 FY15 FY16e FY17e
Unit cash costs
(EBITDA margin4, %) (price index, FY12=100)
40 100
20 50
0 0
FY12 FY15 FY16e FY17e
EBITDA margin
Thermal coal consensus price
1. FY15 relative to FY12.
2. FY17 relative to FY15.
3. Based on exchange rates of AUD/USD 0.72 in FY16 and 0.71 in FY17. Excludes freight and royalties.
4. FY16 and FY17 EBITDA margins based on production and unit cost guidance, and consensus prices.
Mike Henry, President Operations, Minerals Australia
21 June 2016 13 bhpbilliton

…and releasing latent capacity
Focus on maximising output from our existing operations allows us to grow without major capital projects
Queensland Coal expected to deliver 42.5 Mt in FY16, 44 Mt in FY17 and 46 Mt in FY18
NSW Energy Coal expected to deliver 17 Mt in FY161, 19 Mt in FY17 and 21 Mt in FY18
We have rigorously assessed our sustaining capital expenditure
Queensland Coal: US$6 per tonne2
NSW Energy Coal: US$4 per tonne2
Caval Ridge Southern Circuit can unlock a further 4 Mtpa (100% basis) with a conveyor and additional mining fleet
We have long-term options that we can exercise when the time is right
BMA Goonyella Complex Optimisation
BMC Wards Well underground development
Queensland Coal
(production, Mt) (strip ratio3, x)
50 16.0
35 13.0
20 10.0
FY12 FY15 FY16e FY17e FY18e
Production Strip ratio
NSW Energy Coal
(production, Mt) (strip ratio3, x)
25 7.0
20 6.0
15 5.0
FY12 FY15 FY16e FY17e FY18e
Production Strip ratio
1. BHP Billiton FY16 total energy coal production guidance revised from 37 Mt to 34 Mt.
2. Average sustaining capital expenditure over FY17e to FY21e. NSW Energy Coal +/- 50% in any given year.
3. Represents total overburden stripping (bcm) to production (tonnes).
Mike Henry, President Operations, Minerals Australia
21 June 2016 14 bhpbilliton

Enterprise Agreement (EA) renewals
Caval Ridge, Poitrel, Daunia and Mt Arthur Coal EAs recently approved
Progress continuing on Broadmeadow Mine EA
BMA has commenced renegotiating the BMA EA 2012
seeking to simplify the EA
focus on flexibility to better enable safe productivity improvements and cost efficiencies proposing a standalone agreement for Blackwater reflecting its unique operating environment coverage to exclude Norwich Park and Gregory Crinum which are no longer in operation outcomes need to reflect the current market environment
Daunia
Mike Henry, President Operations, Minerals Australia
21 June 2016 15 bhpbilliton

The path to improve returns
Safe and reliable operations provide the platform for success
Longer-term coal market outlook remains positive
We continue to optimise our simple portfolio of high-quality assets
We will unlock further productivity, reduce costs and release latent capacity
Mike Henry, President Operations, Minerals Australia
21 June 2016 16 bhpbilliton

bhpbilliton

BHP Billiton guidance
Coal FY16e FY17e FY18e Notes
Total metallurgical coal production (Mt)
43
44
46
FY16 comprises Queensland Coal and IndoMet Coal.
Total energy coal production (Mt)
34
Queensland Coal
Production (Mt)
42.5
44
46
Unit cash costs (US$/t)
56
52
Excludes freight and royalties; based on an exchange rate of AUD/USD 0.72 in FY16 and 0.71 in FY17.
Sustaining capital expenditure (US$/t)
3
6
FY17e–FY21e average.
NSW Energy Coal
Production (Mt)
17
19
21
Unit cash costs (US$/t)
44
38
Excludes freight and royalties; based on an exchange rate of AUD/USD 0.72 in FY16 and 0.71 in FY17.
Sustaining capital expenditure (US$/t)
1
4
FY17e–FY21e average; +/- 50% in any given year.
Mike Henry, President Operations, Minerals Australia
21 June 2016 18 bhpbilliton

Breakdown of costs
BMA
Cash costs
(FY16e, %)
9%
8%
29%
9%
10%
18%
17%
Contractors and consultants
Consumables
Labour
Port and rail
Royalties, rates and taxes
Fuel and electricity
Other
Fixed versus variable split (approximate)
(FY16e, %)
35%
65%
Fixed
Variable
NSW Energy Coal
Cash costs
(FY16e, %)
4%
9%
30%
10%
10%
15% 22%
Fixed versus variable split (approximate)
(FY16e, %)
35%
65%
Mike Henry, President Operations, Minerals Australia
21 June 2016 19 bhpbilliton

Queensland Coal operations
Newlands
Rail System
Mackay
DBCT
Hay Point
BMA BMC
Mining lease Port
Mine locations Rail
Goonyella Riverside South Walker
Broadmeadow Creek
Moranbah Daunia
Caval Ridge Poitrel Goonyella Rail System
Peak Downs
Saraji
Norwich Park
Rockhampton
Emerald
Blackwater
Blackwater
Blackwater Rail System
0 50km
Note: All rail and port capacities are shown at 100%.
1. Blackwater Rail System capacity has been estimated.
• Largest supplier of seaborne metallurgical coal
• BHP Billiton interest: BMA 50%; BMC 80%
• Capacity at four Queensland ports with matched rail flexibility allows us to optimise the supply chain
• Key BMA fleet statistics
• 33 draglines (world’s largest fleet)
• 53 shovels and excavators
• 313 dump trucks
• 142 dozers
• 19 loaders
• Key BMC fleet statistics
• 1 dragline
• 7 shovels and excavators
• 42 dump trucks
• 26 dozers
• 3 loaders
Mike Henry, President Operations, Minerals Australia
21 June 2016 20 bhpbilliton

New South Wales Energy Coal operations
NSWEC Port
Mining lease Rail
Mine locations
Gunnedah
Tamworth
Quirindi
Muswellbrook
Mt Arthur
Mudgee Singleton
Maitland
Cessnock
NEWCASTLE
0 50km
1. Based on FY15 sales volumes.
• Open-cut coal mine in the Hunter Valley, Australia, with 23 Mtpa of coal handling, preparation and wash plant capacity
• BHP Billiton interest: 100%
• ~6%1 of production sold to Bayswater power station via conveyor, remainder exported from Newcastle Port
• Owns 35.5% stake in Newcastle Coal Infrastructure Group (NCIG), which operates the Newcastle Third Port export coal loading facility
• Key fleet statistics
• 2 shovels
• 15 excavators
• 87 dump trucks
• 28 dozers
Mike Henry, President Operations, Minerals Australia
21 June 2016 21 bhpbilliton

Cerrejón Coal operations
Taroa
Puerto Bolivar
Cabo de La Vela
Nazareth
CARIBBEAN SEA
Castilletes
Manaure
Uribia
RIOHACHA
C O L O M B I A Maicao
GULF OF VENEZUELA
Dibulla
Albania
Barrancas Cerrejón
Fonseca
San Juan Del Cesar
V E N E Z U E L A
Villanueva
VALLEDUPAR
Lapaz
0 50km
Note: Port capacity shown at 100%.
• One of the world’s largest open-cut export energy coal mines, located in the La Guajira province of Colombia
• BHP Billiton interest: 33.3%
• Cerrejón owns and operates integrated rail and port facilities
• Key fleet statistics
• 36 shovels and excavators
• 101 dozers
• 11 front end loaders
• 258 waste trucks
• 56 coal trucks
Mike Henry, President Operations, Minerals Australia
21 June 2016 22 bhpbilliton

Coal operations material moved and strip ratios
BMA
(material moved, Bt)
(strip ratio1, x)
3.0
18.0
1.5
9.0
0.0
0.0
FY12 FY13 FY14 FY15 FY16e FY17e FY18e
BMC
(material moved, Bt)
(strip ratio1, x)
0.4
12.0
0.2
6.0
0.0
0.0
FY12 FY13 FY14 FY15 FY16e FY17e FY18e
NSW Energy Coal
(material moved, Bt)
(strip ratio1, x)
0.4
8.0
0.2
4.0
0.0
0.0
FY12 FY13 FY14 FY15 FY16e FY17e FY18e
Material moved Strip ratio
1. Represents total overburden stripping (bcm) to production (tonnes).
Mike Henry, President Operations, Minerals Australia
21 June 2016 23 bhpbilliton

bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: June 21, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary